O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  AFREEDMAN@OLSHANLAW.COM

DIRECT DIAL:  212.451.2250

March 28, 2022

VIA EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3628

100 F Street, N.E.

Washington, D.C. 20549

Re:	Turtle Beach Corp (the “Company”)
Soliciting Materials filed pursuant to Rule 14a-12 (the “DFAN”)
Filed by The Donerail Group LP (“Donerail”), The Donerail Master Fund LP, William Wyatt, Harbert Donerail Fund GP LLC, Donerail Group GP LLC, Harbert Fund Advisors, Inc., Harbert Management Corporation, SCW Capital, LP, SCW Capital QP, LP, SCW Capital Management, LP, Trinity Investment Group, LLC, Robert Cathey, Terry Jimenez, Kimberly Kreuzberger, Katherine L. Scherping, Brian Stech, and Michelle D. Wilson (all of the participants, collectively, “The Donerail Group”)
File No. 001-35465

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated March 23, 2022 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with The Donerail Group and provide the following responses on The Donerail Group’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined herein have the meanings ascribed to them in the DFAN.

Soliciting Materials filed pursuant to Rule 14a-12

Soliciting Materials, page 1

1.	You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the statement referring to the "the Board's willful ignorance of its fiduciary obligations..." In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 28, 2022

The Donerail Group acknowledges the Staff’s comment and provides the following information on a supplemental basis:

The Donerail Group believes that the Company’s Board of Directors’ (the “Board”) continuous attempts to stymie and frustrate Donerail’s good faith efforts to engage with the Company regarding each of Donerail’s proposals to acquire the Company (the “Acquisition Offers”) at a significant premium, as discussed below, demonstrate a willful ignorance of their fiduciary obligations to act in the best interests of the Company’s shareholders.

Specifically, the first of Donerail’s Acquisition Offers, which was submitted to the Company on April 27, 2021, represented a 26% premium to the Company’s 30-day VWAP at the time of the offer, the next Acquisition Offer represented a 32% premium to the 30-day VWAP at the time of the offer, and the final Acquisition Offer, which was submitted to the Company on December 20, 2021 following the Board’s failure to meaningfully engage with Donerail on the prior offer, represented a 51% premium to the Company’s closing share price on December 14, 2021.1However, despite the immediate value these transactions would deliver to shareholders, the Board failed to meaningfully engage with Donerail and, instead, had its advisors attempt to lead Donerail on a seemingly never ending trail of meaningless discussions and futile non-disclosure agreement drafts that appeared to be designed to prevent Donerail from conducting diligence and progressing its interest in an acquisition of the Company.

The Donerail Group also believes that the Company’s attempts to mischaracterize Donerail’s engagement with the Company regarding the Acquisition Offers further evinces “the Board’s willful ignorance of its fiduciary obligations.” In fact, on July 9, 2021, the Board communicated to Donerail that it viewed Donerail’s first Acquisition Offer to be “credible” and “fundable.” However, in subsequent communications, both public and private, the Company has attempted to portray Donerail’s offers, and Donerail itself, in the opposite light, including in its press release issued on December 20, 2021, in which it stated “…Donerail’s behavior has not been consistent with the actions of a credible, legitimate buyer truly interested in, or capable of, effecting an acquisition of the Company.” The Donerail Group does not believe that these actions are reflective of a board of directors that is appropriately adhering to its fiduciary obligations to shareholders.

Notwithstanding the foregoing, The Donerail Group will refrain from making any similar assertions in its soliciting materials going forward without also characterizing such assertion as an opinion or belief, the support for which will be self-evident or provided by The Donerail Group.

2.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Accordingly, please provide your basis for the following:

•	your skepticism about “management's ability to change the Company's downward trajectory.”

The Donerail Group acknowledges the Staff’s comment and offers the Staff the following information on a supplemental basis:

1 The Donerail Group LP has made multiple offers to acquire the Company for prices ranging between $32.86 to $36.50 per share. The closing share price as of the immediately preceding trading day prior to the submission of this letter was less than $22.00 per share.

March 28, 2022

The Donerail Group does not believe that the Company has been successfully executing on its operating plan, as evidenced by Turtle Beach management’s having lowered the Company’s annual 2021 earnings guidance by 20% on November 4, 2021,2 which caused the stock price to decline nearly 25% in the weeks following the release.3 In addition, in the time since Juergen Stark assumed the public company CEO role in January 2014, the Company’s shares are down over 60% while the Russell 2000 Index is up over 90%, the S&P 500 Index is up over 170% and the Company’s own proxy peer group is up over an average of 190%.4

Given the Company’s historical underperformance overseen by the Board and management as demonstrated above and the apparent failure to address the issues underlying these disappointing results, The Donerail Group views the Company’s senior management as having a very low likelihood of success in reversing the Company’s downward-trending operational and share price performance.

•	your disclosure about “interactions with other shareholders, who also seem to have lost all confidence in the Company's leadership.”

The Donerail Group acknowledges the Staff’s comment and offers the Staff the following information on a supplemental basis:

Following Donerail’s press release on March 2, 2022 announcing the withdrawal of its most recent Acquisition Offer and its intention to run a full-slate of director nominees at the Company’s upcoming annual meeting, and the Company’s subsequent press release on March 2, 2022 in which it announced its FY2021 earnings and FY2022 guidance, followed by the share price’s precipitous 12% decline that same day, a number of the Company’s other shareholders have reached out to Donerail and its advisors, on an unsolicited basis, to express their agreement with Donerail’s publicly stated concerns at Turtle Beach and their lack of confidence in the Company’s current leadership.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,
/s/ Andrew Freedman
Andrew Freedman

2 Turtle Beach Corporation Press Release, dated November 4, 2021

3 According to Bloomberg, Turtle Beach’s share price declined from $29.02 on November 3, 2021 to $21.78 on December 14, 2021.

4 Per Bloomberg. Proxy peer group includes 2020 Peer Group companies listed in Company’s 2021 proxy statement that were public when Parametric Sound completed its merger with Turtle Beach.